PRESS RELEASE

ASANKO GOLD ANNOUNCES SENIOR MANAGEMENT CHANGES WITH THE APPOINTMENT OF A NEW CEO

Vancouver, British Columbia, March 5, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce that the appointment of Greg McCunn as Chief Executive Officer (“CEO”) and Director of Asanko with effect from April 1, 2019. Peter Breese, current President and CEO, will transition to the newly created position of President and Chief Operating Officer reporting to Mr. McCunn and will remain a Director of the Company.

Mr. McCunn, who was previously Asanko’s Chief Financial Officer (“CFO”) from 2011 to 2017, will lead the implementation of the Company’s corporate strategy and the executive team from the Company’s head office in Vancouver. Peter will remain responsible for the operations of the Company’s flagship Asanko Gold Mine in Ghana, maintain oversight on the large scale Esaase development program as well as overseeing the Company’s technical team in its Johannesburg project office.

Commenting on the announcement, Peter Breese said: “I am very pleased to be working with Greg again as we seek to grow and expand our company for the benefit of all our stakeholders. Greg’s in-depth knowledge of the business, the country, our values and processes will make this a seamless transition.”

“I’m excited to be reuniting with Peter and the leadership teams at Asanko” said Mr. McCunn, incoming CEO. “When we created Asanko in 2013, our vision was to use the Asanko Gold Mine as a platform to build a mid-tier gold producer.  With the operations performing well and the balance sheet strong, the Company is well positioned to take the next important steps to execute this vision.”

About Greg McCunn

Mr. McCunn has over 25 years’ experience in finance, operations, project engineering, project construction and corporate development.  Most recently he served as CEO of Alio Gold Inc, a junior gold mining company with operations in Mexico and Nevada.  Prior to joining Alio Gold Inc he served for six years as the CFO for Asanko, during which time the Company completed corporate transactions to combine the assets which currently make up the Asanko Gold Mine, financed the construction of the mine, executed the first phase of construction, completed commissioning and achieved commercial production.

Prior to his earlier time at Asanko, Mr. McCunn served as the CFO for Farallon Mining.  During his tenure with Farallon, the company financed, constructed and operated the G-9 mine in Guerrero, Mexico.  Farallon was sold to Nyrstar in early 2011.  Mr. McCunn’s background includes technical, operational and corporate development roles with Teck Resources, Placer Dome and junior mining companies in Canada and Australia.  He is a Professional Engineer and holds a Bachelor of Applied Science degree in Metallurgical Engineering and a Master’s degree in Business Administration.

Enquiries:

Alex Buck – Manager, Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com	Andrew J. Ramcharan – SVP, Corporate Development & IR Toll-Free (N.America): 1-855-246-7341 Telephone: +1 647 309 5130 Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.